CFT Securities, LLC
Statement of Income
Year Ended December 31, 2017

Revenues	
Commissions	$ 2,024,842
Riskless principal income	171,100
Client referral fees	51,440
Interest	305,784
Other	10,459
	2,563,625
Expenses	
Compensation and benefits	1,802,837
Floor brokerage, clearing and exchange fees	313,078
Communications and technology	181,215
Professional fees	34,975
General and administrative	89,777
Rent and occupancy costs	59,893
	2,481,775
Net income	$ 81,850

The Notes to Financial Statements are an integral part of this statement.